EXHIBIT 11.1

Computation of Earnings Per Share

For the following periods the registrant had no securities that were dilutive for the calculation of earnings per share.

Summary from unaudited financial statements	Basic and diluted loss per common share	Weighted average number of basic and diluted common stock shares outstanding
Three months ended 12/31/2002	$—	555,509,911
Three months ended 12/31/2001	$—	532,555,321